August 26, 2020

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Applied UV, Inc.

Amendment No.1 to Registration Statement on Form S-1

Submitted July 16, 2020

File No. 333-239892

Dear Staff:

On behalf of Applied UV, Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of August 21, 2020 with respect to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Form S-1A2”) submitted on August 14, 2020 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 3 to the Form S-1 (the “Form S-1A3”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Capitalization, page 32

1. Please revise the accumulated deficit line item in your table to say “retained earnings (deficit).”

The Company has made the requested disclosure in the Form S-1/A3.

Dilution, page 33

2. We note your response to prior comment one; however, to the extent that you make a pro forma adjustment to common stock and additional paid-in capital to reflect the issuance of 230,083 shares of common stock, valued at $5.00 per share, as compensation for officers and directors of the Company, it appears to us that pro forma retained earnings should also be adjusted for a corresponding decrease of $1,150,415 to reflect the related compensation expense.

As requested by the Staff, the Company has decreased proforma retained earnings by $1,150,415 in the Form S-1A3.

Additionally, upon further review of the proforma calculation, the Company has made additional adjustments that affect the proforma dilution and capitalization tables. These adjustments included (i) a decrease in the amount of net offering proceeds equal to $265,000 (of which $135,367 was prepaid and on the Company’s balance sheet as of June 30, 2020) to account for the estimated offering expenses that appear in Item 13 of Part II of the Form S-1A3; (ii) a decrease in additional paid in capital in the amount of $507,807 which represents the write off of non-cash prepaid initial public offering costs that were on the balance sheet as of June 30, 2020 and (iii) a decrease in the proforma tangible book value to reflect that as of June 30, 2020, the company had $60,092 of capitalized patent, which should not have been included in the proforma tangible book value calculation. As a result of these adjustments, the Company further decreased proforma tangible book value by $832,899.

Underwriting, page 72

3. Since you are not relying on Rule 430A of the Securities Act with respect to pricing terms, please fill in the tables on pages 72 and 73 in a pre-effective amendment to the registration statement.

The Company has filled in the tables on pages 72 and 73 of the Form S-1A3.

Exhibit 5.1, page II-6

4. We note that the opinion is addressed to the addressees listed on Schedule I, which is currently blank. Please have counsel revise the opinion to make clear that all purchasers of the securities in the offering are entitled to rely on the opinion. For more information, refer to Section II.B.3.a.d. of Staff Legal Bulletin No. 19

We have provided the Company with our opinion letter filed as Exhibit 5.1 to the Form S-1A3 (the “Opinion Letter”) that is addressed to the Company and specifically states that all purchasers of the securities in the offering may rely on the Opinion Letter.

5. We note that the introductory paragraph references only the underwriting agreement. Please have counsel revise the first paragraph of the opinion to indicate that it is being filed in connection with the registration statement.

The Opinion Letter references the Company’s registration statement in the first paragraph and in the second paragraph states that it is being furnished in accordance with Item 601(b)(5) of Regulation S-K under the Securities Act.

6. Please have counsel add a statement confirming that they have consented to the use of the their name in the registration statement.

The requested consent is included in the last paragraph of the Opinion Letter.

7. Please remove the language in paragraph (c) of page 3 of the opinion stating that counsel has relied "solely on representations that [they] have received from the Company". The staff considers it inappropriate to assume any of the material facts underlying the opinion. Please revise to state that it is counsel's opinion that the shares of common stock have been duly authorized, validly issued and are fully paid and nonassessable. For more information, please refer to Section II.B.3.a. of Staff Legal Bulletin No. 19.

The Opinion Letter states:“[i]t is our opinion that: [t]he [s]hares are duly authorized for issuance by the Company and, when issued and paid for as described in the Prospectus and the Underwriting Agreement, will be validly issued, fully paid and non-assessable” and such opinion does not state reliance on representations that we have received from the Company.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 212-646-0618.

/s/ Jeffrey P. Wofford

Carmel, Milazzo & Feil LLP

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